UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 17, 2021, Maxim Group LLC, acting as sole book-running-manager in the initial public offering (the “IPO”) of Regencell Bioscience Holdings Limited (the “Company”), exercised its option to purchase 325,000 additional ordinary shares of the Company, par value $0.00001 per share, at a price of $9.50 per share (the “Over-allotment Shares”). The closing of the sale of the Over-allotment Shares took place on August 19, 2021. Gross proceeds of the IPO, including proceeds from the sale of Over-allotment Shares, totaled $24,937,500, before deducting underwriting discounts and other related expenses.

The Company issued a press release on August 20, 2021 announcing the exercise of the underwriter’s over-allotment option. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Exercise of the Underwriter’s Over-allotment Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2021

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and Chairman of the Board of Directors

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